Exhibit F

Deutsche Wohnen AG

Frankfurt am Main

Adjustment of the exchange ratio for minority shareholders of GSW Immobilien AG regarding the exchange of GSW Immobilien AG shares into Deutsche Wohnen AG shares

Berlin

- ISIN DE000GSW1111 -

On April 30, 2014, Deutsche Wohnen AG (the “Company” or “Deutsche Wohnen AG”), Frankfurt am Main, Germany, entered into a domination agreement (the “Domination Agreement”) with GSW Immobilien AG. This agreement was approved by the ordinary general meeting of Deutsche Wohnen AG on June 11, 2014 and by the ordinary general meeting of GSW Immobilien AG on June 18, 2014. Following the registration of the Domination Agreement with the commercial register of Charlottenburg in Berlin on September 4, 2014, the Domination Agreement entered into force.

In the Domination Agreement, Deutsche Wohnen AG undertook, upon request by a minority shareholder of GSW Immobilien AG, to acquire the shareholder’s shares in exchange for no-par value bearer shares in Deutsche Wohnen AG, each representing a notional value of EUR 1.00 in the share capital, at an exchange ratio of seven no-par value bearer shares of Deutsche Wohnen AG to three no-par value shares of GSW Immobilien AG. According to section 5 para. 4 of the Domination Agreement, in the event of a capital measure undertaken by Deutsche Wohnen AG or GSW Immobilien AG, the exchange ratio must be adjusted to the extent required by law.

On May 20, 2015 the management board of the Company, with the approval of the supervisory board of the Company of the same day, resolved to increase the registered share capital of the Company on the basis of the Authorized Capital 2014 by up to EUR 42,166,532 from EUR 294,259,979 to up to EUR 336,426,511 by issuing up to 42,166,532 new, ordinary bearer shares, each representing a notional value of EUR 1.00 in the registered share capital, with no par-value and carrying full dividend rights from and including the fiscal year starting January 1, 2015. The new shares were offered to the shareholders of the Company by the underwriting banks mentioned in the resolution at an exchange ratio of 7:1. On May 27, 2015 the management board, with the approval of the supervisory board of the Company of the same day, resolved to set a subscription price of EUR 21.50 for every ordinary bearer share with no-par value (Stückaktie) newly issued in connection with the subscription offer. On June 4, 2015 the management board of the Company set the number of new shares at 42,166,532 shares, thus resolving to increase the registered share capital by EUR 42,166,532.00 from EUR 294,259,979.00 to EUR 336,426,511.00. The supervisory board approved the management board’s resolution on June 4, 2015.

In accordance with the anti-dilution provision in section 5 para. 4 of the Domination Agreement between Deutsche Wohnen AG and GSW Immobilien AG, the implementation of the capital increase with subscription rights by Deutsche Wohnen AG leads to an adjustment of the exchange ratio for Deutsche Wohnen AG shares that were issued after the day on which the subscription rights were granted. The dilution inherent in the capital measure depends, amongst others, on the subscription price and the number of subscribed shares.

On the basis of the determination of the subscription price on May 27, 2015 and the determination of the total number of shares issued in connection with the subscription offer and the private placement, the management board resolved on June 4, 2015, pursuant to section 4c para. 4 sentence 3 of the articles of association of Deutsche Wohnen AG, with the approval of the supervisory board of the same day, that the exchange ratio according to section 5 para. 1 of the Domination Agreement between Deutsche Wohnen AG and GSW Immobilien AG is set at 7.0790 no-par value shares of Deutsche Wohnen AG for 3 no-par value shares of GSW Immobilien AG. The exchange ratio was determined by analogous application of the adjustment mechanism set forth in the terms of the convertible bonds of Deutsche Wohnen AG for capital increases with subscription rights. Therefore, until presumably June 14, 2015 (inclusive) Deutsche Wohnen AG grants:

7.0790 ordinary bearer shares (no-par value shares of Deutsche Wohnen AG)

(with the ISIN DE000A14KDD3) for

3 no-par value shares of GSW Immobilien AG (ISIN DE000GSW1111).

The new shares of Deutsche Wohnen AG with the ISIN DE000A14KDD3 do not carry dividend rights for fiscal year 2014.

As of presumably June 15, 2015 (inclusive) Deutsche Wohnen AG grants:

7.0790 ordinary bearer shares (no-par value shares of Deutsche Wohnen AG)

(with the ISIN DE000A0HN5C6) for

3 no-par value shares of GSW Immobilien AG (ISIN DE000GSW1111).

As of presumably June 15, 2015 the existing shares of the Company will be listed without carrying dividend rights for fiscal year 2014. Therefore, presumably on June 15, 2015 the ISIN of the new shares will be amended, such that it will be the same as the ISIN of the existing shares of the Company (ISIN DE000A0HN5C6) and such that the new shares will be fully fungible with the existing shares of the Company. In addition, the new shares will be included in the existing listing of the bearer shares of the Company on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) (ISIN DE000A0HN5C6 / WKN A0HN5C).

Frankfurt am Main, in June 2015

Deutsche Wohnen AG

The Management Board

Important Notice

No action has been or will be taken outside the Federal Republic of Germany and the Grand Duchy of Luxembourg that would permit a public offering of the shares, or the distribution of a prospectus or any other offering material relating to such shares outside these jurisdictions except to the extent that such distribution is permitted under the laws of the relevant jurisdiction. The Acceptance of this

Settlement Offer outside of Germany may be subject to restrictions. Persons intending to accept the Settlement Offer outside of Germany are requested to obtain information on and comply with the relevant legal requirements outside of Germany.